SRK Consulting (Canada) Inc. Suite 2200 - 1066 West Hastings Street Vancouver, BC V6E 3X2 T: +1.604.681.4196 F: +1.604.687.5532 vancouver@srk.com www.srk.com

To:
Alberta Securities Commission
Autorite des Marches Financiers
British Columbia Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Office of the Superintendent of Financial Institutions
Toronto Stock Exchange

CONSENT of QUALIFIED PERSON

I, Jarek Jakubec, do hereby consent to the public filing by Nevsun Resources Ltd. (“The Company”) of the technical report titled “NI 43-101 Technical Report – Timok Copper-Gold Project, Serbia: Upper Zone Prefeasibility Study and Resource Estimate for the Lower Zone”, dated August 7, 2018, with an effective date June 19, 2018 (“Technical Report”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Company dated June 26, 2018, “Nevsun announces initial inferred resource for the Timok Lower Zone 1.7 billion inferred tonnes grading 0.86% copper and 0.18g/t gold containing 31.5 billion pounds of copper and 9.6 million ounces of gold” (the “News Release”).

I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 7th day of August 2018.

“Original Signed and Sealed”
Jarek Jakubec, C.Eng., MIMMM
Corporate Consultant
SRK Consulting (Canada) Inc.

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